

Mail Stop 3233

November 18, 2015

Seth Grae
Chief Executive Officer and President
Lightbridge Corporation
1600 Tysons Boulevard, Suite 550
McLean, Virginia 22102

    Re: Lightbridge Corporation
             Form 10-K and 10-K/A for the fiscal year ended December 31, 2014
             Filed March 25, 2015 and April 30, 2015
             File No. 001-34487

Dear Mr. Grae:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed March 25, 2015

General

1.   You indicated by check mark that you have not filed reports required to be filed by Section 13 and 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months. Please tell us which Exchange Act reports you failed to file during the referenced time period.

Consulting Business Segment, page 5

2.   We note your disclosure on page 30 that, "all of our revenue for the years ended December 31, 2014 and 2013 is from our consulting services business segment." Please tell us why you have not filed the referenced material contracts as exhibits to the Form 10-K. Refer to Item 601(b)(10) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Folake Ayoola, Senior Counsel, at (202) 551-3673 or me at (202) 551-3215 with any questions.

Sincerely,

/s/ Kim McManus

Kim McManus
Senior Attorney
Office of Real Estate and
Commodities